Exhibit 99.2

TRANSLATION

DISCLOSURES OF CONVOCATION NOTICE OF THE 16TH GENERAL MEETING OF SHAREHOLDERS VIA THE INTERNET

Systems for the Proper of Operation and Operation of the Systems

Consolidated Statement of Changes in Net Assets

Notes to the Consolidated Financial Statements

Nonconsolidated Statement of Changes in Net Assets

Notes to the Nonconsolidated Financial Statements

(April 1, 2018 to March 31, 2019)

FRONTEO, Inc.

The above items are posted on the website of FRONTEO, Inc. (the “Company”) (http://www.fronteo.com/) in accordance with laws and regulations and the provision of Article 15 of the Articles of Incorporation.

Systems for the proper operation of the Company and operation of the systems

The following is an outline of systems that are in place and designed so that directors and employees execute their duties in compliance with the laws and regulations, Articles of Incorporation, and other systems necessary for the proper operation of the Company, and operation of such systems:

1)        Systems designed so that directors and employees execute their duties in compliance with the laws and regulations and the Articles of Incorporation:

I.               A compliance manual is established and defined as the code of conduct for the directors and employees.

II.          The directors report the execution status of their duties to the Board of Directors, and mutually monitor and supervise the execution status of the duties of other directors.

III.     The Audit and Supervisory Board Members audit the execution status of duties by the directors based on the “Audit and Supervisory Board Regulations.”

IV.      The internal audit group audits the status of the compliance.

V.           A direct reporting framework for compliance violations by any of the directors and employees is established.

2)        Systems for archiving and managing information on the execution of duties by the directors:

I.               Information about the execution of duties by the directors, including the minutes of the Board of Directors, is recorded either in writing or electronically, and archived and managed in conformity with the “Document Management Rules.”

II.          The directors and the Audit and Supervisory Board Members may, at any time, inspect the record or electronic records of the information about the execution of the duties by the directors.

3)        Systems and rules for managing the risks of loss:

I.               Each responsible division manages risks attributable to its administrative operations.

II.          The risk management committee monitors cross-divisional risks and addresses them on a Company-wide basis.

III.     The Board of Directors promptly addresses new risks.

4)        Systems for execution of duties by the directors:

I.               In addition to regular board meetings held once a month, extraordinary board meetings are convened as needed to address pressing issues.

II.          Management meetings are established to create a flow of opinions between the directors and corporate officers to allow for prompt and accurate management decisions.

III.     The directors accomplish their duties toward the achievement of the management plan. Meanwhile, the performance and operations of each division are promptly reported to, and deliberated by, the Board of Directors.

5)        Systems for proper operations in the business group:

I.               Rules and structures are also arranged and established for the Company and its consolidated subsidiaries (together with the Company, the “Group”) to comply with laws and regulations, and operate in an appropriate and efficient manner.

II.          When a subsidiary initiates an intergroup transaction that potentially has a material impact on the Group’s operations, the subsidiary shall consult with the Company in advance regarding the appropriateness and legality of such transaction in accordance with the Company’s fundamental policy for intergroup transactions before submitting a resolution or notification at the shareholders’ meeting. Furthermore, when the Company or a subsidiary conducts an intergroup transaction, it shall ensure the necessity of the transaction and that the terms of the transaction are not significantly different from those that would be outlined in an arm’s-length transaction to protect the interests of non-controlling shareholders.

III.     The directors instruct Group companies regarding appropriate and efficient management according to their job specifications.

IV.      The internal audit group also conducts an internal audit on the general operations within the Group companies.

V.           The Audit and Supervisory Board Members also monitor and audit the operations within the Group companies.

6)        Matters relating to the Audit and Supervisory Board Members’ request to have employees assist with their duties:

The Company does not assign employees to assist with the Audit and Supervisory Board Members’ duties; however, the Board of Directors may appoint and assign such employees after discussion with the Audit and Supervisory Board Members, if necessary.

7)        Matters relating to the independence of the employees in the preceding paragraph from the directors:

When employees of concern are put in place, their appointment, transfer, evaluation, and castigation are decided in accordance with the opinion of the Audit and Supervisory Board Members, and the independence of the employees from the directors is secured.

8)        Systems for directors and employees to report to Audit and Supervisory Board Members

In addition to the matters prescribed in applicable laws and regulations, directors and employees must report the following to Audit and Supervisory Board Members without any delay:

I.               Matters that may have a significant operational impact on the Company;

II.          Results of internal audits conducted by the internal audit group;

III.     Results of internal control assessments conducted by the internal audit group; and

IV.      The status of reports under the whistleblower system.

9)        Other systems for the effectiveness of audit activities conducted by Audit and Supervisory Board Members:

I.               More than half of the Audit and Supervisory Board consists of outside Audit and Supervisory Board Members to ensure transparency of management.

II.          Audit and Supervisory Board Members hold regular meetings with directors to exchange information and opinions on significant audit issues.

III.     Audit and Supervisory Board Members hold regular meetings with the internal audit group and independent auditors, and ensure effectiveness of the audit activities through close coordination.

IV.      Audit and Supervisory Board Members may request the internal audit group to perform an internal investigation as necessary.

10) Systems for the appropriateness and reliability of financial reporting:

To ensure the appropriateness and reliability of the Group’s financial reporting, the Company makes rigorous efforts to improve relevant policies such as “Accounting Rules” and established a “Basic Policy for Internal Control over Financial Reporting” under which the Company designs and operates internal controls on an ongoing basis and performs periodic assessments of the effectiveness of such controls.

11) Systems for elimination of anti-social forces:

The Company has never had any relationships with, and stands firmly against, anti-social forces that threaten the social order and safety of people. The Company declares this as the basic principle of its compliance manual and ensures full compliance with this basic principle.

12) Status of operation of the systems for proper operations:

I.               Execution of duties by directors

Internal rules, such as board regulations, are in place to ensure that directors act in accordance with the applicable laws and regulations, the Articles of Incorporation, and Company rules. At Board of Directors’ meetings, which are held once or twice a month, the effectiveness of decision-making and monitoring is maintained through an active exchange of opinions on each agenda item and monitoring of the execution of duties by directors.

II.          Execution of duties by Audit and Supervisory Board Members

Meetings of the Audit and Supervisory Board are held at least once a month and Audit and Supervisory Board Members perform audits in accordance with audit plans decided upon at such meetings. Further, the Audit and Supervisory Board Members audit the execution of duties by directors and review the design and implementation of the internal control system by, for example, attending meetings of the Board of Directors and other corporate meetings and regularly exchanging information with the Chief Executive Officer of the Company, independent auditors, and the internal audit group.

III.     Ensuring the propriety of operations of subsidiaries

In regard to subsidiaries, a system is in place by which monitoring is performed to ensure adequate management whereby, for example, items related to certain criteria are approved in advance at important meetings such as meetings of the Board of Directors, and the status of implementation of such items is required to be reported to the Board of Directors.

IV.      Compliance and risk management

A whistleblowing system was established, as part of which a 24-hour hotline and an external reporting hotline were set up to allow personnel with knowledge of compliance violations or possible violations to report such violations at any time, and the existence of these hotlines was communicated throughout the Company. Additionally, disaster drills for major earthquakes are carried out, and the safety of personnel and provision of supplies for personnel with difficulty returning home in the case of such disasters are continually maintained.

V.           Elimination of anti-social forces

Provisions related to the elimination of anti-social forces are stipulated in contracts and information is regularly gathered about all clients to ensure that they are not involved with anti-social forces.

Consolidated Statement of Changes in Net Assets

(from April 1, 2018 to March 31, 2019)

(Thousands of yen)

	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance at the beginning of the current year	2,507,346	2,292,432	(728,370)	(26)	4,071,382
Changes in items during the year
Issuance of new shares	51,860	51,860			103,721
Net income attributable to owners of the parent			52,249		52,249
Purchase of shares of consolidated subsidiaries		(1,000)			(1,000)
Purchase of treasury stock				(63)	(63)
Net changes in items other than shareholders’ equity					—
Total changes in items during the year	51,860	50,860	52,249	(63)	154,906
Balance at the end of the current year	2,559,206	2,343,293	(676,120)	(90)	4,226,288

(Continued)

(Thousands of yen)

	Accumulated other comprehensive income (loss)
	Valuation difference on available-for-sale securities	Foreign currency translation adjustment	Total accumulated other comprehensive (loss) income	Subscription rights to shares	Noncontrolling interests	Total net assets
Balance at the beginning of the current year	514,209	(537,339)	(23,129)	265,884	39,464	4,353,601
Changes in items during the year
Issuance of new shares						103,721
Net income attributable to owners of the parent						52,249
Purchase of shares of consolidated subsidiaries						(1,000)
Purchase of treasury stock						(63)
Net changes in items other than shareholders’ equity	16,234	125,211	141,445	(38,086)	10,132	113,492
Total changes in items during the year	16,234	125,211	141,445	(38,086)	10,132	268,398
Balance at the end of the current year	530,444	(412,128)	118,316	227,797	49,597	4,622,000

(Note) Amounts are rounded down to the nearest thousand yen.

(Concluded)

Notes to the Consolidated Financial Statements

1.         Significant matters for the preparation of consolidated financial statements

(1)             Scope of consolidation

Consolidated subsidiaries

1)        Number of consolidated subsidiaries: Eight companies

Refer to section 1. (3) “Subsidiary” of the Business Report for the names of significant consolidated subsidiaries.

FRONTEO Communications, Inc., which was a consolidated subsidiary of the Company, has been excluded from the scope of consolidation effective from the fiscal year ended March 31, 2019 because it was extinguished through an absorption-type merger with the Company being the surviving company.

2)        Name of nonconsolidated subsidiaries and the reason for excluding them from the scope of consolidation: Not applicable.

(2)             Application of the equity method of accounting

•     Nonconsolidated subsidiaries and affiliates accounted for under the equity method: None.

(3)             Account closing dates of consolidated subsidiaries

The account closing dates of consolidated subsidiaries are the same as the consolidated account closing date.

(4)             Matters concerning accounting policies

1)        Valuation standard and methods for significant assets

I. Securities

Available-for-sale securities

• Securities for which quoted market prices are available:	Stated at fair value at the end of the year. Unrealized gains or losses are directly included in net assets. Cost of securities sold is determined by the moving average method.

• Securities for which quoted market prices are not available:	Stated at cost determined by the moving average method.

II. Derivatives	Stated at fair value.

III. Inventories

• Merchandise

Stated at cost determined by the specific identification method. In the event the net selling value at the end of the period declines below the acquisition cost, the carrying amount is written down to the net selling value to reflect the decreased profitability. However, certain merchandise is stated at cost determined by the periodic average method. In the event the net selling value at the end of the period declines below the acquisition cost, the carrying amount is written down to the net selling value to reflect the decreased profitability.

• Supplies

Stated at cost determined by the first-in, first-out method. In the event the net selling value at the end of the period declines below the acquisition cost, the carrying amount is written down to the net selling value to reflect the decreased profitability.

2)        Depreciation and amortization of significant depreciable or amortizable assets

I. Property, plant, and equipment (excluding leased assets)	Property, plant, and equipment are depreciated by the straight-line method. Useful lives of principal property, plant and equipment are as follows:

	Buildings:	6–15 years
	Tools, furniture, and fixtures:	4–20 years

II. Intangible assets (excluding leased assets)

Intangible assets are amortized by the straight-line method. Software for internal use is amortized over an expected useful life of five years or less by the straight-line method. Software for sale is amortized at the larger of the amortizable amount based on the estimated sales revenue during the estimated effective period of three years or less and the amount periodically distributed over the effective remaining sales period by the straight-line method. Customer-related assets and other intangible assets are amortized by the straight-line method over the following effective periods:

	Customer-related assets:	10–15 years
	Other intangible assets:	2–10 years

III. Leased assets	Leased assets are depreciated or amortized over the lease term by the straight-line method with no residual value.

3)        Recognition of significant allowances

I. Allowance for doubtful accounts

To provide for a loss on doubtful accounts, general allowances are provided using the rate determined by past experience with bad debts. Specific allowances are provided for the estimated amount considered to be uncollectible after reviewing the individual collectability of certain doubtful accounts.

II. Provision for bonuses	To provide for employees’ bonuses, the Group provides accrued bonuses based on the projected amount for the consolidated year.

III. Provision for loss on business liquidation	To provide for a loss on liquidation of the Group’s businesses, the Group accrues an expected loss on business liquidation.

4)        Significant methods of hedge accounting

I. Method of hedge accounting

In principle, deferred hedge accounting is applied. Interest rate and currency swap transactions that qualify for both special hedge accounting and designated hedge accounting are accounted for accordingly in their entirety.

II. Hedging instruments and hedged items	Hedging instruments: Interest rate and currency swap contracts Hedged items: Foreign currency-denominated long-term borrowings (including forecast transactions)

III. Hedging policy

Interest rate and currency swap contracts are used for the purpose of reducing exposure to risks associated with fluctuations of currency exchange rates and interest rates on borrowings and are used only to the extent necessary for the Group’s ordinary business. Hedged items are identified on a contract-by-contract basis.

IV. Method of evaluating hedging effectiveness	Evaluation of hedging effectiveness is omitted for interest rate and currency swap transactions as important conditions of hedging instruments and hedged items are the same.

5)        Accounting for retirement benefits

Liabilities for retirement benefits and retirement benefit expenses are calculated by applying the compendium method, under which the amount to be paid for retirement benefits for voluntary termination at the year-end is assumed to be retirement benefit obligations.

6)        Amortization method and amortization period for goodwill

Goodwill is systematically amortized by the straight-line method over its effective period of 15 years or less.

7)        Other significant accounting policies for preparation of the consolidated financial statements

Accounting for consumption taxes	All accounting transactions are booked exclusive of any national or local consumption taxes.

2.         Changes in accounting policies

The Group has applied the “Practical Solution on Transactions Granting Employees and Others Stock Acquisition Rights, which Involve Considerations, with Vesting Conditions,” (Accounting Standards Board of Japan (ASBJ) Practical Issues Task Force (PITF) No. 36 of January 12, 2018) for transactions granting employees and other eligible individuals stock acquisition rights, which involve consideration with vesting conditions (the “Transactions”), on or after April 1, 2018, and accounts for the Transaction in accordance with the “Accounting Standard for Share-based Payment and its Implementation Guidance” (ASBJ Statement No. 8 of December 27, 2005) and other related standards and guidance.

Regarding the application of the PITF No. 36, however, the Group adopts the transitional provisions in item (3), paragraph 10 of the PITF No. 36 and continues to account for the Transactions that took place before April 1, 2018, in accordance with the previous accounting policies.

The change above does not affect the consolidated financial statements for the fiscal year ended March 31, 2019.

3.         Notes on changes in presentation methods

The Group has applied the “Partial Amendments to Regulation for Enforcement of the Companies Act and Regulation on Corporate Accounting” (Ordinance of the Ministry of Justice No. 5 of March 26, 2018) associated with the “Partial Amendments to Accounting Standard for Tax Effect Accounting” (ASBJ Statement No. 28 of February 16, 2018) effective from the fiscal year ended March 31, 2019, and presents deferred tax assets under investments and other assets, and deferred tax liabilities under noncurrent liabilities.

As a result, deferred tax assets classified as current assets (110,158 thousand yen as of March 31, 2018) and deferred tax liabilities classified as current liabilities (4,879 thousand yen as of March 31, 2018) in the consolidated balance sheet as of March 31, 2018 are presented as deferred tax liabilities of 167,825 thousand yen under noncurrent liabilities in the consolidated balance sheet as of March 31, 2019.

4.         Notes to the consolidated balance sheet

(1)             Accumulated impairment losses on property, plant, and equipment

The amount of accumulated depreciation includes accumulated impairment losses of 37,034 thousand yen.

(2)             Assets pledged as collateral and secured obligations

Assets pledged as collateral

Shares of subsidiaries and associated companies	6,977,016 thousand yen

Shares of subsidiaries and associated companies are eliminated in the consolidated financial statements.

Secured obligations

Current portion of long-term loans payable	212,109 thousand yen
Long-term loans payable	1,284,382 thousand yen

(3)             Financial covenants

Of the loans payable, syndicate loan agreements entered into on July 26, 2016, and September 27, 2016, long-term loan arrangement entered into on November 30, 2015, and a revolving credit facility agreement entered into on January 23, 2019, include the following financial covenants.

1)        Syndicate loan agreement entered into on July 26, 2016

Current portion of long-term loans payable	199,999 thousand yen
Long-term loans payable	466,666 thousand yen

I.           The borrower shall maintain an amount of total net assets on its nonconsolidated and consolidated balance sheets at the end of each fiscal year of at least 75% of the larger of the corresponding amounts as of March 31, 2016 or as of the end of the preceding fiscal year.

II.      The borrower shall not record ordinary losses on its nonconsolidated and consolidated statements of income for each fiscal year for two consecutive fiscal years.

2)        Syndicate loan agreement entered into on September 27, 2016

Current portion of long-term loans payable	60,000 thousand yen
Long-term loans payable	150,000 thousand yen

I.           The borrower shall maintain an amount of total net assets on its nonconsolidated and consolidated balance sheets at the end of each fiscal year of at least 75% of the larger of the corresponding amounts as of March 31, 2016 or as of the end of the preceding fiscal year.

II.      The borrower shall not record ordinary losses on its nonconsolidated and consolidated statements of income for each fiscal year for two consecutive fiscal years.

3)        Long-term loan arrangement entered into on November 30, 2015

Current portion of long-term loans payable	187,493 thousand yen
Long-term loans payable	1,124,961 thousand yen

I.           The borrower shall maintain an amount of total net assets on its nonconsolidated and consolidated balance sheets at the end of each fiscal year of at least 75% of the larger of the corresponding amounts as of March 31, 2015 or as of the end of the preceding fiscal year.

II.      The borrower shall not record ordinary losses on its nonconsolidated and consolidated statements of income for each fiscal year for two consecutive fiscal years.

4)        Long-term loan arrangement entered into on November 30, 2015

Current portion of long-term loans payable	126,809 thousand yen
Long-term loans payable	767,682 thousand yen

I.           The borrower shall maintain an amount of total net assets on its consolidated balance sheets at the end of each fiscal year of at least 75% of the larger of the corresponding amounts as of March 31, 2015 or as of the end of the preceding fiscal year.

II.      The borrower shall not record ordinary losses on its nonconsolidated and consolidated statements of income for each fiscal year for two consecutive fiscal years.

5)        Long-term loan arrangement entered into on November 30, 2015

Current portion of long-term loans payable	22,008 thousand yen
Long-term loans payable	143,057 thousand yen

I.           The borrower shall maintain an amount of total net assets on its consolidated balance sheets at the end of each fiscal year of at least 75% of the larger of the corresponding amounts as of March 31, 2015 or as of the end of the preceding fiscal year.

II.      The borrower shall not record ordinary losses on its nonconsolidated and consolidated statements of income for each fiscal year for two consecutive fiscal years.

6)        Long-term loan arrangement entered into on November 30, 2015

Current portion of long-term loans payable	85,300 thousand yen
Long-term loans payable	516,700 thousand yen

I.           The borrower shall maintain an amount of total net assets on its nonconsolidated and consolidated balance sheets at the end of each fiscal year of at least 75% of the larger of the corresponding amounts as of March 31, 2015 or as of the end of the preceding fiscal year.

II.      The borrower shall not record ordinary losses on its nonconsolidated and consolidated statements of income for each fiscal year for two consecutive fiscal years.

7)        Revolving credit facility agreement entered into on January 23, 2019

Short-term loans payable	1,100,000 thousand yen

I.           The borrower shall maintain an amount of total net assets on its nonconsolidated and consolidated balance sheets at the end of each fiscal year of at least 75% of the larger of the corresponding amounts as of March 31, 2018 or as of the end of the preceding fiscal year.

II.      The borrower shall not record ordinary losses on its nonconsolidated and consolidated statements of income for each fiscal year for two consecutive fiscal years.

5.         Notes to the consolidated statement of changes in net assets

(1)             Number of issued shares of common stock

Class of shares	Number of shares as of the beginning of the year	Increase during the year	Decrease during the year	Number of shares as of the end of the year
Common stock	38,029,862	94,000	—	38,123,862

(2)             Number of treasury stock

Class of shares	Number of shares as of the beginning of the year	Increase during the year	Decrease during the year	Number of shares as of the end of the year
Common stock	630	66	—	696

(3)             Dividends

1)        Dividend payments

Not applicable.

2)        Dividends with a record date in the current fiscal year but with an effective date in the following fiscal year

I. Total dividends	114,369 thousand yen
II. Dividend per share	3.00 yen
III. Record date	March 31, 2019
IV. Effective date	June 30, 2019

(4)             Items related to subscription rights to shares as of the end of the year

Class and number of shares to which subscription rights are related (excluding those for which the first day of the exercise period has not yet arrived) as of the end of year.

Common stock                                        385,500 shares

6.         Notes to financial instruments

(1)             Financial instruments

The policy of the Group is to manage temporary cash surplus through investments in low-risk financial assets and to raise its funding through borrowings from financial institutions, including banks.

The Group mitigates credit risk from customers related to accounts receivable-trade in accordance with its receivable and credit management rules. Investment securities consist mainly of equity securities, and fair values for listed shares are monitored on a quarterly basis. The Group mitigates the liquidity risk that it cannot meet obligations arising from accounts payables-trade and accounts payable-other by preparing cash-flow schedules on a timely basis.

Borrowings and bonds with subscription rights to shares are used for the purpose of working capital (mainly short-term borrowings) and capital investments. Interest rate and currency swap contracts are used for the purpose of reducing exposure to risks associated with fluctuations of currency exchange rates and interest rates on borrowings. Speculative derivative transactions are not conducted in accordance with the policy of the Group.

(2)             Fair value of financial instruments

Carrying amount, fair value, and the difference between these amounts as of March 31, 2019 are presented in the following table:

(Unit: thousands of yen)

	Carrying amount on the consolidated balance sheet(*1)	Fair value(*1)	Difference
(1) Cash and deposits	3,926,008	3,926,008	—
(2) Notes and accounts receivable-trade	2,666,605	2,666,605	—
(Allowance for doubtful accounts(*2))	(84,715)	(84,715)	—
	2,581,890	2,581,890	—
(3) Investment securities	872,100	872,100	—
(4) Accounts payable-trade	(137,568)	(137,568)	—
(5) Short-term loans payable	(1,100,000)	(1,100,000)	—
(6) Accounts payable-other	(331,838)	(331,838)	—
(7) Current portion of bonds with subscription rights to shares	(1,250,000)	(1,245,965)	4,034
(8) Long-term loans payable(*3)	(4,408,843)	(4,415,240)	(6,397)
(9) Derivatives(*4)	(—)	(—)	—

(*1)   Items recorded as liabilities are presented in parentheses.

(*2)   Notes and accounts receivable-trade are presented net of allowance for doubtful accounts.

(*3)   Current portion of long-term loans payable is included. Interest rate and currency swaps are accounted for in combination with the long-term loans payable designated as the hedged item, and accordingly, the fair values of such swaps are included in the fair value of long-term loans payable.

(*4) Receivables and payables arising from derivative transactions are presented in net, and net payables are shown in parentheses.

(Notes)

1.         Method of determining fair values of financial instruments and other matters related to securities and derivatives transactions

(1) Cash and deposits and (2) Notes and accounts receivable-trade

The carrying amounts of these instruments approximate fair value because of their short maturities.

(3) Investment securities

The fair value of equity securities is determined using quoted prices on the stock exchange.

(4) Accounts payable-trade, (5) Short-term loans payable, and (6) Accounts payable-other

The carrying amounts of these instruments approximate fair value because of their short maturities.

(7) Current portion of bonds with subscription rights to shares

The fair value of convertible bonds with subscription rights to shares is determined as the present value calculated by discounting the sum of the principal and interest at the interest rate reflecting the remaining period and credit risk of the bonds because the share price is less than the exercise price of the rights.

(8) Long-term loans payable

The fair value of these instruments is stated at present value, which is determined by discounting the aggregate value of principal and interest using an interest rate on similar new loans. The fair value of long-term loans payable is presented inclusive of the current portion of long-term loans payable.

(9) Derivatives

The fair values of derivatives are stated at the prices presented by the relevant financial institutions.

2.         Unlisted shares (with a carrying amount of 14 thousand yen on the consolidated balance sheet) are not included since it is extremely difficult to measure their fair values because there is no quoted market price for the instruments and the future cash flows are not estimable.

7.         Notes to per share information

(1) Net assets per share	113.96 yen
(2) Net income per share	1.37 yen

Nonconsolidated Statement of Changes in Net Assets

(from April 1, 2018 to March 31, 2019)

(Thousands of yen)

	Shareholders’ equity
		Capital surplus			Retained earnings
					Other retained earnings
	Capital stock	Legal capital surplus	Other capital surplus	Total capital surplus	Retained earnings brought forward	Total retained earnings
Balance at the beginning of the current year	2,507,346	2,239,096	55,709	2,294,805	1,605,409	1,605,409
Changes in items during the year
Issuance of new shares	51,860	51,860		51,860
Net income					127,053	127,053
Purchase of treasury stock
Net changes in items other than shareholders’ equity
Total changes in items during the year	51,860	51,860	—	51,860	127,053	127,053
Balance at the end of the current year	2,559,206	2,290,956	55,709	2,346,666	1, 732,462	1, 732,462

(Continued)

(Thousands of yen)

	Shareholders’ equity		Valuation and translation adjustments
	Treasury stock	Total shareholders’ equity	Valuation difference on available-for-sale securities	Total valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at the beginning of the current period	(26)	6,407,534	514,209	514,209	265,884	7,187,629
Changes in items during the period
Issuance of new shares		103,721				103,721
Net income		127,053				127,053
Purchase of treasury stock	(63)	(63)				(63)
Net changes in items other than shareholders’ equity			16,234	16,234	(38,086)	(21,851)
Total changes in items during the period	(63)	230,710	16,234	16,234	(38,086)	208,859
Balance at the end of the current period	(90)	6, 638,245	530,444	530,444	227,797	7,396,488

(Note) Amounts are rounded down to the nearest thousand yen.

(Concluded)

Notes to the Nonconsolidated Financial Statements

1.         Significant accounting policies

(1)             Valuation standard and methods for assets

1) Securities

I. Equity investments in subsidiaries	Stated at cost determined by the moving average method.

II. Available-for-sale securities

• Securities for which quoted market prices are available:	Stated at fair value at the end of the year. Unrealized gains or losses are directly included in net assets. Cost of securities sold is determined by the moving average method.
• Securities for which quoted market prices are not available:	Stated at cost determined by the moving average method.

2) Derivatives	Stated at fair value.

3) Inventories

• Merchandise

Stated at cost determined by the specific identification method. In the event the net selling value at the end of the period declines below the acquisition cost, the carrying amount is written down to the net selling value to reflect the decreased profitability. However, certain merchandise is stated at cost determined by the periodic average method. In the event the net selling value at the end of the period declines below the acquisition cost, the carrying amount is written down to the net selling value to reflect the decreased profitability.

• Supplies

Stated at cost determined by the first-in, first-out method. In the event the net selling value at the end of the period declines below the acquisition cost, the carrying amount is written down to the net selling value to reflect the decreased profitability.

(2)             Depreciation and amortization of noncurrent assets

1) Property, plant, and equipment (excluding leased assets)	Property, plant, and equipment are depreciated by the straight-line method. Useful lives of principal property, plant, and equipment are as follows:

	Buildings:	6–15 years
	Tools, furniture, and fixtures:	4–20 years

2) Intangible assets (excluding leased assets)

Intangible assets are amortized by the straight-line method. Software for internal use is amortized over an expected useful life of five years or less by the straight-line method. Software for sale is amortized at the larger of the amortizable amount based on the estimated sales revenue during the estimated effective period of three years or less and the amount periodically distributed over the effective remaining sales period by the straight-line method. In addition, other intangible assets are amortized by the straight-line method over the effective periods from eight to 10 years.

3) Leased assets	Leased assets are depreciated or amortized over the lease term by the straight-line method with no residual value.

(3)             Recognition of allowances

1) Allowance for doubtful accounts

To provide for a loss on doubtful accounts, general allowances are provided using the rate determined by past experience with bad debts. Specific allowances are provided for the estimated amount considered to be uncollectible after reviewing the individual collectability of certain doubtful accounts.

2) Provision for bonuses	To provide for employees’ bonuses, the Company provides accrued bonuses based on the projected amount for the year.

3) Provision for retirement benefits

To prepare for payments of employees’ retirement benefits, the Company provides accrued retirement benefits in the amount which would be payable assuming that all employees retired at the end of the current year as a compendium method.

(4)             Significant methods of hedge accounting

1) Method of hedge accounting

In principle, deferred hedge accounting is applied. Interest rate and currency swap transactions that qualify for both special hedge accounting and designated hedge accounting are accounted for accordingly in their entirety.

2) Hedging instruments and hedged items	Hedging instruments: Interest rate and currency swap contracts Hedged items: Foreign currency denominated long-term borrowings (including forecast transactions)

3) Hedging policy

Interest rate and currency swap contracts are used for the purpose of reducing exposure to risks associated with fluctuations of currency exchange rates and interest rates on borrowings and are used only to the extent necessary for the Group’s ordinary business. Hedged items are identified on a contract-by-contract basis.

4) Method of evaluating hedging effectiveness	Evaluation of hedging effectiveness is omitted for interest rate and currency swap transactions as important conditions of hedging instruments and hedged items are the same.

(5)             Other significant matters for the preparation of financial statements

Accounting for consumption taxes	All accounting transactions are booked exclusive of any national or local consumption taxes.

2.                  Changes in accounting policies

The Company has applied the “Practical Solution on Transactions Granting Employees and Others Stock Acquisition Rights, which Involve Considerations with Vesting Conditions” (ASBJ PITF No. 36 of January 12, 2018) for transactions granting employees and other eligible individuals stock acquisition rights, which involve consideration with vesting conditions (the “Transactions”), on or after April 1, 2018, and accounts for the Transaction in accordance with the “Accounting Standard for Share-based Payment and its Implementation Guidance” (ASBJ Statement No. 8 of December 27, 2005) and other related standards and guidance.

Regarding the application of the PITF No. 36, the Company adopts the transitional provisions in item (3), paragraph 10 of the PITF No. 36 and continues to account for the Transactions that took place before April 1, 2018, in accordance with the previous accounting policies.

The change above does not affect the financial statements for the fiscal year ended March 31, 2019.

3.                  Notes on changes in presentation methods

The Company has applied the “Partial Amendments to Regulation for Enforcement of the Companies Act and Regulation on Corporate Accounting” (Ordinance of the Ministry of Justice No. 5 of March 26, 2018) associated with the “Partial Amendments to Accounting Standard for Tax Effect Accounting” (ASBJ Statement No. 28 of February 16, 2018) effective from the fiscal year ended March 31, 2019 and presents deferred tax assets under investments and other assets, and deferred tax liabilities under noncurrent liabilities.

As a result, deferred tax assets classified as current assets (20,613 thousand yen as of March 31, 2018) in the balance sheet as of March 31, 2018 are presented as deferred tax liabilities of 131,469 thousand yen under noncurrent liabilities in the balance sheet as of March 31, 2019.

4.         Notes to the nonconsolidated balance sheet

(1)             Accumulated impairment losses on property, plant and equipment

The amount of accumulated depreciation includes accumulated impairment losses of 91 thousand yen.

(2)             Short-term receivables from and payables to subsidiaries and associated companies:

Short-term receivables from and payables to subsidiaries and associated companies, other than those separately presented, that are included in other accounts are as follows:

Short-term receivables	822,074 thousand yen
Short-term payables	289,937 thousand yen

(3)             Assets pledged as collateral and secured obligations

Assets pledged as collateral

Shares of subsidiaries and associated companies	6,977,016 thousand yen

Secured obligations

Current portion of long-term loans payable	212,109 thousand yen
Long-term loans payable	1,284,382 thousand yen

(4)             Guarantee obligations

The Company guarantees obligations related to real estate rentals of FRONTEO USA, Inc., a subsidiary of the Company.

Guaranteed party:

Financial institution	137,106 thousand yen
(1,235,304 U.S. dollars)

(5)             Financial covenants

Of the loans payable, syndicate loan agreements entered into on July 26, 2016 and September 27, 2016, long-term loan arrangement entered into on November 30, 2015, and a revolving credit facility agreement entered into on January 23, 2019, include the following financial covenants.

1)        Syndicate loan agreement entered into on July 26, 2016

Current portion of long-term loans payable	199,999 thousand yen
Long-term loans payable	466,666 thousand yen

I.      The borrower shall maintain an amount of total net assets on its nonconsolidated and consolidated balance sheets at the end of each fiscal year of at least 75% of the larger of the corresponding amounts as of March 31, 2016 or as of the end of the preceding fiscal year.

II.The borrower shall not record ordinary losses on its nonconsolidated and consolidated statements of income for each fiscal year for two consecutive fiscal years.

2)        Syndicate loan agreement entered into on September 27, 2016

Current portion of long-term loans payable	60,000 thousand yen
Long-term loans payable	150,000 thousand yen

I.      The borrower shall maintain an amount of total net assets on its nonconsolidated and consolidated balance sheets at the end of each fiscal year of at least 75% of the larger of the corresponding amounts as of March 31, 2016 or as of the end of the preceding fiscal year.

II.The borrower shall not record ordinary losses on its nonconsolidated and consolidated statements of income for each fiscal year for two consecutive fiscal years.

3)        Long-term loan arrangement entered into on November 30, 2015

Current portion of long-term loans payable	187,493 thousand yen
Long-term loans payable	1,124,961 thousand yen

I.      The borrower shall maintain an amount of total net assets on its nonconsolidated and consolidated balance sheets at the end of each fiscal year of at least 75% of the larger of the corresponding amounts as of March 31, 2015 or as of the end of the preceding fiscal year.

II.The borrower shall not record ordinary losses on its nonconsolidated and consolidated statements of income for each fiscal year for two consecutive fiscal years.

4)        Long-term loan arrangement entered into on November 30, 2015

Current portion of long-term loans payable	126,809 thousand yen
Long-term loans payable	767,682 thousand yen

I.    The borrower shall maintain an amount of total net assets on its consolidated balance sheets at the end of each fiscal year effective from the fiscal year ended March 31, 2016, of at least 75% of the larger of the corresponding amounts as of March 31, 2015 or as of the end of the preceding fiscal year.

II.The borrower shall not record ordinary losses on its nonconsolidated and consolidated statements of income for each fiscal year for two consecutive fiscal years.

5)        Long-term loan arrangement entered into on November 30, 2015

Current portion of long-term loans payable	22,008 thousand yen
Long-term loans payable	143,057 thousand yen

I.      The borrower shall maintain an amount of total net assets on its consolidated balance sheets at the end of each fiscal year of at least 75% of the larger of the corresponding amounts as of March 31, 2015 or as of the end of the preceding fiscal year.

II.The borrower shall not record ordinary losses on its nonconsolidated and consolidated statements of income for each fiscal year for two consecutive fiscal years.

6)        Long-term loan arrangement entered into on November 30, 2015

Current portion of long-term loans payable	85,300 thousand yen
Long-term loans payable	516,700 thousand yen

I.      The borrower shall maintain an amount of total net assets on its nonconsolidated and consolidated balance sheets at the end of each fiscal year of at least 75% of the larger of the corresponding amounts as of March 31, 2015 or as of the end of the preceding fiscal year.

II.The borrower shall not record ordinary losses on its nonconsolidated and consolidated statements of income for each fiscal year for two consecutive fiscal years.

7)        Revolving credit facility agreement entered into on January 23, 2019

Short-term loans payable	1,100,000 thousand yen

I.      The borrower shall maintain an amount of total net assets on its nonconsolidated and consolidated balance sheets at the end of each fiscal year of at least 75% of the larger of the corresponding amounts as of March 31, 2018 or as of the end of the preceding fiscal year.

II.The borrower shall not record ordinary losses on its nonconsolidated and consolidated statements of income for each fiscal year for two consecutive fiscal years.

5.         Notes to the nonconsolidated statement of income

Transactions with subsidiaries and associated companies

Net sales	298,686 thousand yen
Purchases	245,152 thousand yen
Selling, general, and administrative expenses	40,638 thousand yen
Nonoperating transactions	57,069 thousand yen

6.         Notes to the nonconsolidated statement of changes in net assets

Number of treasury stock

Class of shares	Number of shares as of the beginning of the year	Increase during the year	Decrease during the year	Number of shares as of the end of the year
Common stock	630	66	—	696

7.         Notes to deferred income taxes

The tax effects of significant temporary differences and loss carryforwards, which resulted in deferred tax assets and liabilities

(Deferred tax assets)	(Unit: thousands of yen)
Loss on valuation of inventories	11,404
Allowance for doubtful accounts	43,541
Excess depreciation	21,838
Lump-sum depreciable assets	3,559
Impairment loss	2,731
Valuation difference on equity investments in subsidiaries and associated companies	143,230
Enterprise tax payable	7,724
Provision for retirement benefits	14,840
Asset retirement obligations	14,012
Stock acquisition rights	6,007
Deferred foreign tax credit	49,137
Other	1,862
Subtotal	319,891
Valuation allowance	(243,072)
Total deferred tax assets	76,819

(Deferred tax liabilities)
Valuation difference on available-for-sale securities	(200,870)
Asset retirement obligations	(7,418)
Total deferred tax liabilities	(208,289)
Offset against deferred tax assets (noncurrent)	76,819
Net deferred tax liabilities	(131,469)

8.         Notes to related-party transactions

Subsidiaries

		Share of voting rights	Relationship			Transaction amount		Year-end balance
Type	Company name	holding (or held)	Executives	Business relationship	Type of transaction	(thousands of yen)	Account	(thousands of yen)
Subsidiary	FRONTEO USA, Inc.	Holding 100%	3 Executives	Provision of services Concurrent position Financial support Guarantees for real estate rentals (Note 5)	Receipt of royalties (Note 1)	197,681	Accounts receivable-trade	529,870
					Acceptance of services (Note 1)	236,368	Accounts payable-trade	166,680
					Advancing payments of accounts payable for other subsidiaries and associated companies	550,243	Accounts payable-other	54,879
					Advancing funds	123,736	Advances paid	342,934
					Repayment of funds (Note 2) Debt-equity swap (Note 4)	133,158	Short-term loans	133,188
						1,062,400	Long-term loans	138,737
					Receipt of interest (Note 2)	4,893	Other current assets	35,544

Subsidiary	FRONTEO Korea, Inc.	Holding 100%	2 Executive	Provision of services Concurrent position Financial support	Receipt of royalties (Note 1)	49,978	Accounts receivable-trade	25,029
					Advancing funds	217,032	Advances paid	65,897
					Advancing payments of accounts payable for other subsidiaries and associated companies	324,340	Accounts payable-other	61,388

Subsidiary	FRONTEO Taiwan, Inc.	Holding 100%	3 Executives	Provision of services Concurrent position Financial support	Receipt of royalties (Note 1)	47,313	Accounts receivable-trade (Note 3)	161,919
					Advancing funds	353,728	Advances paid (Note 3)	292,936
					Collection of loan of funds (Note 2)	—	Short-term loans (Note 3)	72,584

		Share of voting rights	Relationship			Transaction amount		Year-end balance
Type	Company name	holding (or held)	Executives	Business relationship	Type of transaction	(thousands of yen)	Account	(thousands of yen)
Subsidiary	FRONTEO Healthcare, Inc.	Holding 100%	4 Executives	Provision of services Concurrent position	Advancing funds	118,729	Other current assets	62,942

Subsidiary	FRONTEO Communications, Inc.	Holding 100% (Notes 6)	4 Executives	Provision of services Concurrent position	Debt forgiveness	45,911	—	—

(Notes) Conditions of transactions and policies in determining the conditions of transactions

1.         Receipt of royalties and acceptance of services are determined reasonably based on relevant contracts.

2.         Interest rates on loans are determined reasonably based on market rates as well as interest rates on borrowings of the Company.

3.         Allowance for doubtful accounts of 141,197 thousand yen is recorded for receivables from subsidiaries.

4.         The Company transferred loans to FRONTEO USA, Inc. of 10,000,000 U.S. dollar into stock (debt-equity swap) on May 22, 2018.

5.         Debt guarantees have been provided for real estate rentals of FRONTEO USA, Inc.

6.         FRONTEO Communications, Inc. was extinguished through an absorption-type-merger with the Company being the surviving company on May 8, 2018.

7.         The amounts presented above exclude consumption taxes.

8.         The amounts presented above include foreign exchange gains and losses.

Officers and major individual shareholders

Attribution	Name of company or individual	Share of voting rights holding (or held)	Relationship with related party	Type of transaction	Transaction amount (thousands of yen)	Account	Year-end balance (thousands of yen)
Officer	Hirooki Kirisawa	Held –%	Director of the Company	Exercise of stock options (Note 2)	11,890	—	—
Principal officer of a subsidiary	Yoshikatsu Shirai	Held –%	Board director of a subsidiary	Exercise of stock options (Note 2)	7,265	—	—
Principal officer of a subsidiary	Yongmin Cho	Held –%	Board director of a subsidiary	Exercise of stock options (Note 2)	47,807	—	—

(Notes) Conditions of transactions and policies in determining the conditions of transactions

1.         The amounts presented above exclude consumption taxes.

2.         Exercised stock options were those issued by the resolutions at the general meetings of shareholders held on June 24, 2011, June 22, 2012, and June 24, 2014, in accordance with Articles 236, 238, and 239 of the Companies Act.

9.         Notes to per share information

(1) Net assets per share	188.04 yen
(2) Net income per share	3.33 yen